Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

Theodore D. Edwards

theodore.edwards@troutman.com

March 31, 2021

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Samantha Brutlag

Re:	FundVantage Trust (the “Trust”) File Nos. 333-141120 and 811-22027

Dear Ms. Brutlag:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the Trust’s Post-Effective Amendment No. 254 to the Trust’s registration statement on Form N-1A filed with the Commission on January 21, 2021 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Polen U.S. SMID Company Growth Fund (the “Fund”) as a new series of the Trust under the Investment Company Act of 1940, as amended (the “1940 Act”), and to register the Fund’s shares under the Securities Act.

The Staff provided their oral comments on March 5, 2021. The Staff’s comments will be reflected in the Fund’s Registration Statement to be filed pursuant to Rule 497 under the Securities Act. We have organized this letter by setting forth the Staff’s Accounting Comments followed by the Legal Comments. The Staff’s comments are in bold text followed by the Trust’s response. Capitalized terms used below and not otherwise defined herein have the meanings assigned to them in the Amendment.

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1.	On page 1 of the Prospectus, please confirm that the Expense Limitation Agreement described in footnote 2 to the fee table will remain in effect for at least one year from the effective date of the Fund’s registration statement.

Response: The Trust confirms that the Expense Limitation Agreement will remain in effect for at least one year from the date of the effective date of the Fund’s registration statement.

Division of Investment Management U.S. Securities and Exchange Commission March 31, 2021 Page 2

2.	On page 2 of the Prospectus, the Fund considers small- and mid-cap issuers to be those companies that, at the time of purchase, are generally within the range of the market capitalizations of companies in the Russell 2500® Index on a trailing three-year basis. The Staff believes that this could result in the Fund investing significantly in securities/issuers whose market capitalization at the time of investment falls far outside of the range of the index as of its most recent reconstitution date.

Response: The Prospectus will be revised to reflect that the Adviser considers small and mid-cap companies for this purpose to be those companies that, at the time of purchase, are within the range of the market capitalizations of companies in the Russell 2500® Index. The first paragraph of the Summary of Principal Investment Strategies section will be revised as follows:

“The Fund typically invests in a focused portfolio of common stocks of small and mid-cap companies and, under normal circumstances, the Fund invests at least 80% of its net assets in securities of U.S. issuers that are small or mid-cap companies. This 80% policy to invest in small and mid-cap companies may be changed by the Board of Trustees without shareholder approval upon 60 days’ notice to shareholders. The Adviser considers small and mid-cap companies for this purpose to be those companies that, at the time of purchase, are within the range of the market capitalizations of companies in the Russell 2500® Index. This policy does not require the Fund to sell the security of a small or mid-cap company if such company’s market capitalization moves outside the range of the market capitalizations of companies in the Russell 2500® Index; however, additional purchases of such security will be subject to the 20% limitation for securities outside of the Fund’s small and mid-cap company portfolio. As of December 31, 2020, the average weighted market capitalization of the issuers in the Russell 2500® Index was $6.77 billion.”

3.	On page 7 of the Prospectus, please change the heading “Prior Performance of the Investment Strategy” to “Prior Performance of Similar Accounts” or “Prior Performance of the Investment Adviser.”

Response: The Prospectus will be revised to reflect the Staff’s comment.

4.	On page 7 of the Prospectus, please state that the Composite is managed with investment objectives, policies and strategies substantially similar to those that will be used in managing the Fund. See Nicholas-Applegate No Action Letter (pub. avail. Aug. 6, 1996).

Response: The Prospectus will be revised to reflect the Staff’s comment.

5.	On page 7 of the Prospectus, the Staff notes that the period for which prior performance of the Composite is shown is from April 1, 2020 through December 31, 2020. During this period, financial markets experienced heightened volatility and other unusual circumstances related to the COVID-19 pandemic. Please add disclosure stating that the period for which Composite performance is shown was unusual as a result of the market decline in March 2020 and represents only nine months of performance.

Response: The Prospectus will be revised to reflect the Staff’s comment.

Division of Investment Management U.S. Securities and Exchange Commission March 31, 2021 Page 3

6.	Please confirm that the Adviser’s Composite returns shown use the standardized SEC method of calculating returns. If the standardized SEC method is not used, please disclose how performance was calculated and disclose how the methodology differs from the standardized SEC Method.

Response: The Prospectus will be revised to state that the Composite returns were not calculated using the standardized SEC Method. The Prospectus currently includes the following disclosure describing how Composite returns are calculated and how such calculation differs from the standardized SEC method:

“The Composite for which results are reported is both “gross” of fees and “net” of fees (i.e., before and after deduction of advisory, brokerage and other expenses excluding fees paid separately by the investor such as custody fees). However, the Composite is not subject to the same type of expenses to which the Fund is subject, nor to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the 1940 Act or the Internal Revenue Code of 1986, as amended (the “Code”). Consequently, the performance results for the Composite could have been adversely affected if the separate accounts had been regulated as an investment company. In addition, to the extent that operating expenses incurred by the separate accounts are lower than the expected operating expenses of the Fund, the performance results of the Composite would be greater than what the Fund’s performance would have been.”

7.	Please confirm that the Adviser has the books and records necessary to support the Composite returns presented on page 7 of the Prospectus.

Response: Books and records necessary to support the Adviser’s Composite returns presented on page 7 of the Prospectus are maintained by Polen Capital Management, LLC, the Fund’s investment adviser.

8.	Please confirm that the Adviser advised no accounts before April 2020 that used a strategy substantially similar to that to be used by the Fund. Additionally, please confirm how many accounts are included in the Composite and whether such accounts are affiliated with the Adviser.

Response: The Adviser confirms that it did not advise any accounts before April 2020 that used a strategy substantially similar to that to be used by the Adviser. The Composite represents the returns of a single proprietary account of the Adviser. The Prospectus will be revised to reflect that the prior performance is that of a single account, and the term “Composite” will be replaced with “Account.”

Division of Investment Management U.S. Securities and Exchange Commission March 31, 2021 Page 4

9.	On page 33 of the Statement of Additional Information, please disclose which investment policies are fundamental policies and which are non-fundamental policies.

Response: The Statement of Additional Information will be revised to reflect the Staff’s comment.

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We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4181 or, in my absence, John P. Falco, Esq. at 215.981.4659.

Very truly yours,

/s/ Theodore D. Edwards

Theodore D. Edwards

cc:	Mr. Joel Weiss, President of FundVantage Trust Mr. Richard Keyes, Treasurer of FundVantage Trust John P. Falco, Esq. John M. Ford, Esq.